File No. 812-13493

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(C) OF THE

INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM

THE PROVISIONS OF SECTIONS 12(D)(3) OF THE INVESTMENT COMPANY ACT OF 1940

Submitted By

AMERICAN CAPITAL, LTD.,

AMERICAN CAPITAL ASSET MANAGEMENT, LLC,

AMERICAN CAPITAL MORTGAGE MANAGEMENT, LLC,

EUROPEAN CAPITAL FINANCIAL SERVICES (GUERNSEY) LIMITED,

AMERICAN CAPITAL ENERGY & INFRASTRUCTURE MANAGEMENT, LLC,

AMERICAN CAPITAL LEVERAGED FINANCE MANAGEMENT, LLC and

AMERICAN CAPITAL EQUITY MANAGEMENT, LLC

2 Bethesda Metro Center

14th Floor

Bethesda, Maryland 20814

(301) 951-6122

Comments and Questions Should Be Directed to:

Thomas S. Harman, Esq.

Bingham McCutchen LLP

2020 K Street NW

Washington, DC 20006-1806

(202) 373-6725

Page 1 of 40 sequentially numbered pages (including exhibits).

Exhibit Index appears on sequential page number 31.

Date: August 15, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:

American Capital, Ltd., American Capital Asset Management, LLC, American Capital Mortgage Management, LLC, European Capital Financial Services (Guernsey) Limited,
American Capital Energy & Infrastructure Management, LLC, American Capital Leveraged Finance Management, LLC and American Capital Equity Management, LLC
2 Bethesda Metro Center 14th Floor
Bethesda, Maryland 20814

File No. 812-13493

AMENDMENT NO. 5 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM THE PROVISIONS OF SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940

I.	INTRODUCTION

American Capital, Ltd. (the “Company”), a business development company (“BDC”) within the meaning of Section 2(a)(48)1 of the Investment Company Act of 1940, as amended (the “1940 Act”), American Capital Asset Management, LLC2 (“AC LLC”), a limited liability company wholly owned by the Company that is registered as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”), American Capital Mortgage Management, LLC (“ACMM”), a limited liability company owned by AC LLC, European Capital Financial Services (Guernsey) Limited (“ECFSG”), a private limited company wholly owned by AC LLC, American Capital Energy & Infrastructure Management, LLC (“ACEIH”), a limited liability company wholly owned by AC LLC, American Capital Leveraged Finance Management, LLC (“ACLFM”), a limited liability company wholly owned by AC LLC, and American Capital Equity Management, LLC, (“ACEMH”), a limited liability company wholly owned by AC LLC (together, the “Applicants”) hereby submit this Amendment for an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act revising the exemption earlier received from the provisions of Section 12(d)(3) of the 1940 Act, to the extent necessary for AC LLC and the AC Registered Subs (defined below) to remain registered investment advisers, in order to allow: the Company to continue to hold up to 100% of the outstanding membership interests of AC LLC; AC LLC to continue to hold up to 100% of the outstanding membership interests of the AC Subs (defined below); ACMM to continue to hold up to 100% of the outstanding membership interests of AC Agency (defined below) and AC

[1]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act, makes available significant managerial assistance with respect to the issuers of such securities, and has elected to be subject to the provisions of Sections 55 through 65 of the 1940 Act.
[2]	Effective January 30, 2013, American Capital, LLC changed its name to American Capital Asset Management, LLC.

Mtge (defined below); ECFSG to continue to hold up to 100% of the outstanding membership interests of ECFS (defined below); AC LLC to continue to hold up to 100% of the outstanding membership interests of AC Energy (defined below); ACEIH to continue to act as the general partner and hold greater than 50% of the partnership interests in ACEIGP (defined below); ACLFM to continue to hold up to 100% of the outstanding membership interests of ACAM (defined below) and AC Debt (defined below); AC LLC to continue to hold up to 100% of the outstanding membership interests of ACEM3 (defined below); and ACEMH to continue to act as the general partner and hold greater than 50% of the partnership interest in ACE3GP (defined below)3. This Amendment is being filed for the sole purpose of requesting that the exemptive relief previously granted under the March 2012 Order be extended to eight newly formed entities that are all direct or indirect wholly owned subsidiaries of AC LLC: (i) ACEIH, (ii) American Capital Energy & Infrastructure I Management, LLC (“AC Energy”), a limited liability company formed on June 11, 2013, (iii) American Capital Energy & Infrastructure I GP, LP, a limited partnership to be formed (“ACEIGP”), (iv) ACLFM, (v) American Capital ACSF Management, LLC (“AC Debt”), a limited liability company formed on February 20, 2013, (vi) ACEMH, (vii) American Capital Equity Management III, LLC (“ACEM3”), a limited liability company formed on April 26, 2013, and (viii) American Capital Equity III GP, LP, a limited partnership to be formed (“ACE3GP”).

AC LLC wholly-owns ACEIH and AC Energy. ACEIH is the general partner of ACEIGP, and the limited partners in ACEIGP will be employees of ACEIH who are investment professionals. AC Energy and ACEIGP are expected to advise a private fund that would invest in global energy and infrastructure assets. AC Debt is wholly owned by ACLFM and is expected to advise a publicly-traded, non-diversified registered closed-end investment company that will elect to be regulated as a business development company under the 1940 Act and that would invest in a leveraged portfolio composed primarily of diversified investments in first lien and second lien floating rate loans to large-market, U.S.-based companies (collectively, “Leveraged Loans”) and in collateralized loan obligations (“CLOs”) collateralized primarily by Leveraged Loans. ACEMH and ACEM3 are wholly-owned by AC LLC. ACEMH is the general partner of ACE3GP, and the limited partners in ACE3GP will be employees of ACEMH who are investment professionals. ACEM3 and ACE3GP are expected to advise a private fund that is similar to ACE I (defined below) and ACE II (defined below) discussed herein and that would invest in certain existing portfolio companies of the Company and also make an additional commitment for future equity investments. American Capital AGNC Management, LLC (“AC Agency”), a limited liability company wholly owned by ACMM and American Capital MTGE Management, LLC (“AC Mtge”), a limited liability company wholly owned by ACMM (AC Mtge, together with AC Agency, ECFSG, ACEM, ACEM2, ACAM, ACREM and ECFS, each defined below in Section II.A., the “AC Registered Subs”) are registered as investment advisers under the Advisers Act.4 In order to manage the funds noted above, AC Energy, ACEIGP, AC

[3]	The Company, AC LLC, ACMM and ECFSG obtained an Order on March 27, 2012 (the “March 2012 Order”) granting them this relief (Investment Company Act Release No. 30010).
[4]

AC LLC, AC Agency and AC Mtge are each separately registered as investment advisers under the Advisers Act. ACEM, ACEM2, ACAM, ACREM, ECFSG and ECFS are each registered as investment advisers under AC LLC’s registration and Form ADV in reliance on American Bar Association, Business Law Section, SEC No-Action Letter (January 18, 2012). Upon obtaining the Order, AC LLC will amend its Form ADV to register AC Energy, ACEIGP, ACE3GP and ACEM3 as investment advisers under the Advisers Act. Upon obtaining the order the Company will also separately register AC Debt as an investment adviser under the Advisers Act.

Debt, ACE3GP and ACEM3 also propose to register as investment advisers under the Advisers Act upon obtaining the Order. The Company confirms that AC Energy, ACEIGP, AC Debt, ACE3GP and ACEM3 will not enter into any management contracts that would be regulated under the Advisers Act nor will they provide investment advisory services to any fund that would require that such services be provided by an adviser registered under the Advisers Act prior to obtaining the Order. Because of the potential for the Company to expand its asset management business by having AC LLC, through these new subsidiaries, advise additional funds, the Applicants believe it would cause substantial economic harm to the Company and, thus, the Company’s stockholders, for AC LLC to be forced to divest itself of AC Energy, ACEIGP, AC Debt, ACE3GP and ACEM3 if the Order is not granted.5

The Company formed AC LLC on March 22, 2007, and owns 100% of AC LLC’s membership interests. The Company formed AC Agency in 2008, and indirectly owns 100% of AC Agency’s voting interests and a majority of its economic interests. The Company formed AC Mtge in 2011, and indirectly owns 100% of AC Mtge’s voting interests and a majority of its economic interests. Prior to the effective date of Title IV of the Dodd-Frank Wall Street Reform and Consumer Protection Act, named the Private Fund Investment Advisers Registration Act of 2010 (the “2010 Act”), AC LLC and the AC Registered Subs relied on the registration exemption set forth in Section 203(b)(3) of the Advisers Act, which generally provided that an investment adviser with fewer than 15 clients was not required to register with the Commission. After the effective date of the 2010 Act, which eliminated the 15 client exemption, AC LLC and the AC Registered Subs were no longer exempt from registration and, based on their assets under management, were required to register as investment advisers with the Commission. Thus, the entities registered under the Advisers Act after the Commission issued the March 2012 Order allowing the Company to own such registered investment advisers.6 The Applicants are asking that the same exemptive relief be extended to permit their continued ownership of AC Energy, ACEIGP, AC Debt, ACE3GP and ACEM3 following their registration under the Advisers Act.

The Applicants believe the requested relief is in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. As discussed in greater detail in Section IV.D., and in addition to the exemptive relief already provided to the Company under the March 2012 Order, the Company notes that the Commission has granted similar relief to Baker, Fentress & Company, PMC Capital Inc., Broad Street Investing Corporation, General American Investors Company, Inc., Ares Capital Corporation and Kohlberg Capital Corporation.

[5]	The Company will only rely on the Order with respect to its investments in AC LLC and the AC Subs (as defined below), AC LLC will only rely on the Order with respect to the ACEM, ACEM2 and ACREM, ACMM will only rely on the Order with respect to AC Agency and AC Mtge (defined below), ECFSG will only rely on the Order with respect to ECFS (defined below), ACEIH will only rely on the Order with respect to AC Energy and ACEIGP, ACLFM will only rely on the Order with respect to AC Debt and ACAM, and ACEMH will only rely on the Order with respect to ACEM3 and ACE3GP.
[6]

Neither AC LLC nor any of the AC Subs qualify for any exemption from registration available under rules recently adopted by the Commission. Exemptions for Advisers to Venture Capital Funds, Private Fund Advisers With Less Than $150 Million in Assets Under Management, and Foreign Private Advisers, Release No. IA-3222 (June 22, 2011) (adopting release).

AC LLC currently manages a number of private investment funds and two public real estate investment trusts (“REITs” and collectively, the “Funds”) through the AC Registered Subs.7 The analysis in this Application applies to the AC Subs, which includes the AC Registered Subs, ACEIH, AC Energy, ACEIGP, ACLFM, AC Debt, ACEMH, ACE3GP and ACEM3, to the same extent as it applies to AC LLC.

II.	THE COMPANY

The Company was incorporated in Delaware in 1986 to provide financial advisory services to and invest in small and medium sized businesses. On August 29, 1997, the Company completed an initial public offering (“IPO”) of 10,382,437 shares of its common stock and simultaneously became a non-diversified, closed-end investment company and elected to be regulated as a BDC under the 1940 Act. On October 1, 1997, the Company began operations so as to qualify to be taxed as a regulated investment company (“RIC”), as defined in Subtitle A, Chapter 1, under Subchapter M of the Internal Revenue Code of 1986 (the “Code”). Following the IPO, the Company materially changed its business plan and format from structuring and arranging financing for buyout transactions on a fee-for-services basis to being primarily a lender to and investor in small and medium sized companies. Commencing with its tax year ended September 30, 2011, the Company ceased to qualify as a RIC under the Code and has been subject to taxation as a corporation under Subchapter C of the Code. The Company’s common stock is traded on The NASDAQ Global Select Market under the symbol “ACAS.” Subsequent to its IPO, the Company has completed 32 follow-on offerings of its stock, raising $6.7 billion in gross proceeds. As of June 30, 2013, the Company had 294,663,373 shares of common stock issued and outstanding and had total assets under management of approximately $119 billion.

The Company’s primary business objectives are to increase its net earnings and net asset value by investing primarily in senior debt, subordinated debt and equity of middle market businesses with attractive current yields and potential for equity appreciation and realized gains. It has grown significantly since its IPO and is one of the largest BDC’s by assets under management. The Company’s investments in portfolio companies typically range from $10 million to $750 million. Most of the Company’s investments are made in connection with buyout transactions, which are sponsored either by the Company or another entity. The Company also makes investments in certain structured financial products and in alternative asset funds managed by AC LLC, including, to a limited extent described below, in certain of the Funds.

A.	Funds Managed by AC LLC’s Subsidiaries

In pursuing its primary business objectives, the Company has evolved into a leading global alternative asset manager. In addition to managing the Company’s assets and providing management services to the Company’s portfolio companies, the Company has created a number of Funds, which are briefly described below, that are managed by the AC Registered Subs.

[7]	AC LLC does not currently, but may in the future, act as sub-adviser or sub-manager to private investment funds. Any reference in this Application to AC LLC serving as a manager is intended to also encompass any sub-advisory and sub-management services.

American Capital Equity I, LLC (“ACE I”) is a private equity fund organized in September 2006 with assets of approximately $595 million as of June 30, 2013. ACE I is managed by American Capital Equity Management I, LLC8 (“ACEM”). American Capital Equity II, LP (“ACE II”) is a similar private equity fund and had assets of approximately $255 million as of June 30, 2013. ACE II was organized in September 2007 and is managed by American Capital Equity Management II, LLC (“ACEM2”). The Company is not an investor in ACE I or ACE II, but both entities are equity co-investors alongside the Company in certain of the Company’s existing portfolio companies. At their respective creation, each of ACE I and ACE II purchased a set percentage of the Company’s equity interests in certain existing portfolio companies and established an undrawn commitment for support and follow-on investments at these portfolio companies. ACE I also made an additional commitment for future equity investments alongside the Company; however, this commitment has been exhausted. ACE I and ACE II do not invest in new investment opportunities with the Company but may be required to provide financial support alongside the Company to existing companies in their portfolio.

ACAS CLO 2007-1, Ltd. (“ACAS CLO-1”) is a private investment fund established in March 2006 that invests primarily in broadly syndicated and middle market senior secured loans. ACAS CLO-1 had assets of approximately $389 million as of June 30, 2013 and is managed by American Capital CLO Management, LLC9 (“ACAM”). ACAS CLO-1 is currently in a reinvestment period. The Company holds secured and subordinated notes, valued at $26.1 million as of June 30, 2013 issued by ACAS CLO-1. ACAS CLO 2012-1, Ltd. (“ACAS CLO-2”) is a private investment fund established in May 2012 that invests primarily in broadly syndicated and middle market senior secured term loans. ACAS CLO-2 had assets of approximately $351 as of June 30, 2013 and is managed by ACAM. ACAS CLO-2 is currently in a reinvestment period. ACAM holds secured and subordinated notes, valued at $24.2 million as of June 30, 2013 issued by ACAS CLO-2. ACAS CLO 2013-1, Ltd. (“ACAS CLO-3” and together with ACAS CLO-1 and ACAS CLO-2, the “ACAS CLOs”) is a private investment fund established in March 2013 that invests primarily in broadly syndicated and middle market senior secured term loans. ACAS CLO-3 had assets of approximately $401 as of June 30, 2013 and is managed by ACAM. ACAS CLO-3 is currently in a reinvestment period. ACAM holds secured and subordinated notes, valued at $23.4 million as of June 30, 2013 issued by ACAS CLO-3.

ACAS CRE CDO 2007-1, Ltd. (“ACAS CRE CDO”) is a private investment fund established in April 2007, which invested in commercial mortgage-backed securities. American Capital CRE Management, LLC (“ACREM”) serves as the collateral administrator for ACAS CRE CDO. ACAS CRE CDO had a fair market value of $0 as of June 30, 2013 and is not currently in a reinvestment period. The Company owns certain subordinated bonds issued by ACAS CRE CDO; however, the Company realized a loss for tax purposes on its investment in the subordinated bonds in 2010.

[8]	Effective August 7, 2013 American Capital Equity Management, LLC changed its name to American Capital Equity I Management, LLC.
[9]

Effective August 1, 2013 American Capital Leveraged Finance Management, LLC changed its name to American Capital CLO Management, LLC. The company had previously changed its name from American Capital Asset Management, LLC to American Capital Leveraged Finance Management, LLC on January 30, 2013. On August 14, 2013, AC LLC executed a Contribution Agreement contributing its interests in ACAM to ACLFM.

All of the private funds referenced above rely on Section 3(c)(7) of the 1940 Act as the basis for their exemption from the registration requirements of the 1940 Act. The Company has other private funds in various stages of development.

American Capital Agency Corp. (“AGNC”) is a mortgage REIT established in 2008 that invests on a leveraged basis in agency mortgage-backed securities, consisting of residential mortgage pass-through securities and collateralized mortgage obligations for which the principal and interest payments are guaranteed by a U.S. Government agency or a U.S. Government-sponsored entity. AGNC’s common stock is traded on The NASDAQ Global Select Market under the symbol “AGNC” and had assets of approximately $98.6 billion as of June 30, 2013. AGNC is externally managed and advised by AC Agency. The Company is not currently an investor in AGNC.

American Capital Mortgage Investment Corp. (“MTGE”) is a mortgage REIT, which commenced operations in August 2011 and invests in a leveraged portfolio of agency mortgage investments, non-agency mortgage investments and other mortgage-related investments. As of June 30, 2013, MTGE had assets of approximately $11.7 billion and is traded on The NASDAQ Global Select Market under the symbol “MTGE.” MTGE is externally managed and advised by AC Mtge. The Company is not currently an investor in MTGE.

European Capital Limited (“ECAS”) is a private investment fund incorporated in Guernsey in August 2005, which invests primarily in pan-European equity, mezzanine and senior debt investments. ECAS is wholly-owned by the Company, and as of June 30, 2013, it had assets of approximately $1.4 billion. ECAS is managed by ECFSG and is sub-advised by European Capital Financial Services Limited, a private limited company incorporated under the laws of England and Wales (“ECFS”). ECFS is currently registered with and regulated by the U.K. Financial Conduct Authority. ECFSG is currently registered with and regulated by the Guernsey Financial Services Commission.

ACEIH, ACLFM, ACEM, ACEM2, ACEMH, ACREM and ECFSG are each wholly owned by AC LLC, which, in turn, is wholly owned by the Company. AC Energy is wholly owned by AC LLC. ACEIH acts as the general partner of ACEIGP and holds a majority of the partnership interests; the limited partnership interests, which represent a minority of the economic and voting interests of ACEIGP, are held by employees of ACEIH who provide investment advisory services to a private fund that will be advised by ACEIGP and AC Energy. ECFS is wholly owned by ECFSG. AC Debt and ACAM are each wholly owned subsidiaries of ACLFM. ACEMH acts as the general partner of ACE3GP and holds a majority of the partnership interests; the limited partnership interests, which represent a minority of the economic and voting interests of ACE3GP, are held by employees of ACEMH who provide investment advisory services to a private fund that will be advised by ACE3GP and ACEM3. AC Agency and AC Mtge are wholly owned subsidiaries of ACMM. ACMM is owned by AC LLC, with one employee of ACMM owning a less than 10% economic (non-voting) interest, and AC LLC owning a 100% voting interest. ACEM, ACEM2, ACAM, AC Agency, AC Mtge and ECFSG earn base management fees based on the gross assets or net asset value of the Fund each manages as detailed in their respective agreements and certain of them earn incentive income based on the performance of the Funds. In addition, ACAM earns collateral administration fees based on the collateral balance in the ACAS CLOs. Subject to market conditions, the Company expects that each of AC Energy, ACEIGP, AC Debt, ACE3GP and ACEM3 will earn management fees based on the gross assets or net asset value of the respective fund each manages and that AC Energy, ACEIGP, ACE3GP and ACEM3 will also earn incentive income based on the performance of its respective managed fund. ACREM earns collateral administration fees based on the collateral balance in ACAS CRE CDO. In the twelve months prior to June 30, 2013, ACEM, ACEM2, ACAM, ACREM, AC Agency, AC Mtge and ECFSG, collectively through AC LLC, distributed $103 million in dividends and $9 million in return of capital to the Company. In the same period, ACE I, ACE II, ACAS CLO-1, ACAS CLO-2, ACAS CLO-3, ACAS CRE CDO, AGNC, MTGE and ECAS collectively made over $22 billion of investments and, as of June 30, 2013, held approximately $114 billion in assets.

B.	Proposed Funds to be Managed by AC LLC Subsidiaries

As noted above, the Company has evolved into a global alternative asset manager and in connection with these operations, the Company has proposed that it be permitted to manage additional assets through its continued ownership of AC Energy, ACEIGP, AC Debt, ACE3GP and ACEM3. These newly formed subsidiaries of AC LLC were created in an effort to grow the Company’s assets under management and to include in its assets under management both additional broadly syndicated loans and investments in CLO securities and global energy and infrastructure assets, such as power generation facilities, power distribution and transmission networks, energy transportation assets and fuel production opportunities.

AC Energy and ACEIGP are proposed to advise a private fund that would invest in global energy and infrastructure assets. The Company will not be a co-investor with the fund proposed to be managed by AC Energy and ACEIGP, but, as part of the fund’s initial closing, the Company expects to acquire approximately $200 million.

The Company also proposes that AC Debt advise a publicly traded, closed-end investment company that will elect to be regulated as a business development company under the 1940 Act (“Debt BDC”). Debt BDC is expected to invest primarily in Leveraged Loans and CLOs. As part of Debt BDC’s initial public offering, the Company will acquire shares of Debt BDC’s common stock at the initial public offering price in a private placement, subject to the limitations under Section 12(d)(1) of the 1940 Act. The Company will be contractually limited in its ability to dispose of these shares for a period of time to be determined.

ACEM3 and ACE3GP are proposed to advise a private equity fund that would acquire equity interests currently held by the Company in certain of the Company’s existing portfolio companies and would also include a commitment for future equity investments. As with the creation of ACE I and ACE II, the sale of the Company’s existing portfolio companies to the private fund would be negotiated in an arms-length transaction with unaffiliated third parties that will hold limited partnership interests in the private fund. The Company will invest in the fund with regards to its commitment for future equity investments. Such co-investments will be on a set percentage and consistent across all such investments. In addition, the Company may elect to be a minority investor in the fund with regards to its investment in existing portfolio companies.

C.	The Company’s Management and Board of Directors

The Company is internally managed with a nine member board and a senior management staff consisting of seven executive officers (one of whom is also a director). Eight of the nine current members of the board are not “interested persons” of the Company as defined in Section 2(a)(19) of the 1940 Act (“Disinterested Directors”). All of the current non-employee directors of the Company are Disinterested Directors. The Company’s investment decisions are either made by the board, based on recommendations of the executive officers of the Company, or, for investments that meet certain objective criteria established by the board, by the executive officers of the Company, under authority delegated by the board. The Company does not have an external “investment adviser” within the meaning of Section 2(a)(20) of the 1940 Act.

In addition to approving investment decisions, the Company’s directors are actively involved in the oversight of the Company’s affairs and the Company relies extensively on the judgment and experience of its directors. Quarterly in-person meetings of the board are generally held at the Company’s executive offices in Bethesda, Maryland. These meetings are lengthy and comprehensive. The board also meets by telephonic conference call generally on a monthly basis to hear reports on the prior month’s investing activities and on other occasions as needed. During the calendar year that ended December 31, 2012, the board held 14 formal meetings.

At each quarterly board meeting, the directors generally discuss the Company’s financial and operating performance during the preceding quarter, current performance through the date of the meeting and projections for future performance and consider strategic issues involving the Company. As part of the board’s analysis of financial and operating performance, the board values the Company’s assets on a quarterly basis, generally during the regular quarterly board meetings. At the regular telephonic meetings, the board primarily considers reports on investing activities and investment proposals, and it also addresses other current or pending issues. Additionally, the directors may declare any quarterly dividends and discuss other matters, including: (i) the annual budget and operating plans and any revisions thereto; (ii) credit and loan policies; (iii) marketing; (iv) leverage, asset and liability management; (v) funding, liquidity and capital resources; (vi) stockholder relations; (vii) legal, accounting, taxation, regulatory and compliance matters; and (viii) strategic direction and opportunities.

The Company and its management rely on the non-employee directors for, among other things, guidance and advice on operational issues, underwriting policies, credit policies, asset valuation and strategic direction. Management also regularly communicates with the non-employee directors on an individual basis in order to solicit their ideas and advice with respect to prospective investments and transactions, as well as operational matters. In addition to attending board meetings, the non-employee directors also serve on the three committees of the board; namely, the Executive Committee, the Audit and Compliance Committee and the Compensation and Corporate Governance Committee.

D.	American Capital Asset Management, LLC

AC LLC is a Delaware limited liability company, which was created in March 2007 and is wholly-owned by the Company. AC LLC is a holding company for the alternative asset fund management entities owned by the Company, indirectly managing the Funds through the AC Subs. As noted above, AC LLC currently has eight direct subsidiaries, seven of which are wholly owned and one of which, ACMM, is owned by AC LLC, with one employee of ACMM owning a less than 10% economic (non-voting) interest and AC LLC owning a 100% voting interest. ACEM, ACEM2, AC Debt, ACAM, ACREM and ECFSG do not have any employees. ECFSG has a sub-management agreement with ECFS, and management and administrative services for ECAS are provided by the employees of ECFS. ECFS had 56 employees located in Paris and London as of June 30, 2013. Management and administrative services for ACEM, ACEM2 and ACREM are provided by employees of the Company. ACLFM is expected to have 8 employees prior to obtaining the exemptive relief sought hereunder. Management for Debt BDC and the ACAS CLO’s will be provided by employees of ACLFM, and additional support services will be provided by the Company or its affiliates through administrative services agreements. ACMM had 31 employees as of June 30, 2013. Management and some support services for AGNC and MTGE are provided by employees of ACMM, and additional services are provided by the Company through an administrative services agreement. Prior to registration of ACEM3 and ACE3GP as investment advisers under the Advisers Act, it is expected that ACEMH will have approximately 10 employees. Management and some support services for the fund to be advised by ACEM3 and ACE3GP will be provided by employees of ACEMH, and additional support will be provided by the Company through an administrative services agreement. ACEIH had 6 employees as of June 30, 2013. Management and some support services for the fund proposed to be managed by AC Energy and ACEIGP will be provided by employees of ACEIH, and additional services are expected to be provided by the Company through an administrative services agreement. Employees of ACEIH and ACEMH, who will be limited partners in ACEIGP and ACE3GP, respectively, will receive a portion of the incentive income paid to the respective manager based on the performance of the respective fund. AC LLC through the AC Registered Subs generally earns base management fees based on the gross assets or net asset value of the Funds and may earn incentive income, or a carried interest, based on the performance of the Funds. As of June 30, 2013, AC LLC and the AC Registered Subs had total assets under management of approximately $114 billion. AC LLC and the AC Registered Subs are registered investment advisers under the Advisers Act. Following the Company’s receipt of the exemptive relief requested herein, AC Energy, ACEIGP, ACE3GP and ACEM will also be registered as investment advisers, as relying advisers under AC LLC’s registration, and AC Debt will separately register as an investment adviser.

E.	Relationship Between the Company and AC LLC

The Company and AC LLC each benefit from their mutual relationship. Their respective businesses are complementary. The Company primarily invests in senior and mezzanine debt and equity in buyouts of private companies it sponsors or sponsored by other private equity funds and provides capital directly to early stage and mature private and small public companies. The Company refers to its investments in these companies as its private finance portfolio. The Company also invests in structured financial product investments including commercial mortgage backed securities. The Company’s primary business objectives are to increase its net earnings and net asset value by making investments with attractive current yields and/or potential for equity appreciation and realized gains.

The Company’s alternative asset fund management business is conducted through AC LLC by the AC Registered Subs. In general, the AC Registered Subs have entered into management agreements with the relevant Funds, and AC Energy, ACEIGP, AC Debt, ACE3GP and ACEM3 propose to also enter into similar management agreements with potential funds. The Company enters into service agreements with the AC Registered Subs to provide them with additional asset management service support. Through these agreements, the Company provides investment advisory and oversight services to the AC Registered Subs, as well as access to the Company’s employees, infrastructure, business relationships, management expertise and capital raising capabilities. The Company charges the AC Registered Subs a fee based on allocation of costs for the use of these services, which is then generally expensed back to the relevant Fund. The AC Registered Subs generally earn base management fees based on the gross assets of the private investment funds under management and may earn incentive income, or a carried interest, based on the performance of the private investment funds. The respective fee arrangements reflect arm’s length negotiations and prevailing market comparables for similar investment vehicles. AC Agency and AC Mtge each earn base management fees on the REITs’ shareholders’ equity, as defined in their management agreements.

Accordingly, rather than being in competition with one another, the Company and AC LLC are able to share robust and centralized administrative support, accounting, legal, compliance, operations, technology and investor relations functions. ACEM, ACEM2, and ACREM will share investment personnel, who are employed by the Company, and also perform certain investment functions for the Company. Employees of ECFS provide investment management and support services to ECAS. Employees of ACLFM provide management and certain support services to Debt BDC through AC Debt and to the ACAS CLOs through ACAM. AC Agency and AC Mtge share investment personnel, who are employed by ACMM. It is expected that ACEIH and ACEMH employees will provide investment management services to their respectively managed funds through AC Energy together with ACEIGP and ACEM3 together with ACE3GP, respectively.

The Company and the Funds co-invest under certain circumstances, as described above, such as when seeding a fund, as was done with AGNC and MTGE and as proposed for the energy infrastructure fund, private equity fund and Debt BDC, or side-by-side with funds, such as ACE I or ACE II, under on-going fixed percentages as set forth in applicable operating documents. The REITs make similar investments to each other only with respect to agency securities due to their differing investment objectives. To the extent that they do make overlapping investments, such investments are not limited in supply or otherwise of scarce opportunity. In addition, the REITs have adopted an investment allocation policy to govern such situations. ACAS CRE CDO is not currently in a reinvestment period. ECAS is wholly-owned by the Company and invests predominantly in European debt and equity transactions.

The ACAS CLOs are all currently in reinvestment periods. The employees of ACLFM will provide management services to Debt BDC through AC Debt and will also provide management services to the ACAS CLOs through ACAM. Historically, the ACAS CLOs may have invested in the same investments as the Company, but as a third-party investor. ACLFM and the Company have adopted an investment allocation policy to govern the allocation of overlapping investment opportunities among the Company, the ACAS CLOs and Debt BDC.

The private equity fund to be advised by ACEM3 and ACE3GP will acquire equity securities held by the Company in certain of its existing portfolio companies and also will make a commitment for future equity investments. As with ACE I, the Company will invest with the fund on a set percentage basis in the fund’s future investments. Following the initial closing of the fund, the Company and the other Funds will generally not make equity investments in the same asset class as the proposed private equity fund.

The proposed energy infrastructure fund to be advised by AC Energy and ACEIGP is expected to invest predominantly in global energy infrastructure assets outside of the United States, such as power generation facilities, power distribution and transmission networks, energy transportation assets and fuel production opportunities. The Company expects to be an initial investor in the fund. Following the initial closing of the energy infrastructure fund, the Company and the other Funds will not make equity investments in the same asset class as the proposed energy infrastructure fund. Thus, as a practical matter, there are generally no investment allocation conflicts between the Company and the Funds.

Because the Company is the sole owner of AC LLC and will maintain a majority voting interest and economic interest in AC LLC, the Applicants believe that ultimately the interests of the two companies are generally aligned and that the likelihood of conflicts of interest arising is low. However, the Company and AC LLC are focused on ensuring that any potential conflicts of interest are identified and addressed. For example, as set forth in the applicable offering documents, the Company may not buy from or sell investments to ACE I or ACE II without the consent of a majority of the ACE I or ACE II investors, as applicable, by aggregate value. The ACAS CLOs also have restrictions in place that limit the purchase or sale of assets with the Company unless the terms and conditions are no less favorable than those obtainable in an arm’s length transaction and in accordance with all applicable laws. The allocation policy adopted by the Company and ACLFM governs the allocation of investment opportunities among the Company, the ACAS CLOs and Debt BDC and also prohibits trades among funds advised by ACAM and AC Debt absent certain conditions, including execution at market prices and disclosure of such trade to the board of directors of each involved fund. The energy infrastructure fund will invest in securities in a defined industry, company size and asset class as set forth in its offering documents, and neither the Company nor any of the other Funds will invest in the same class of assets as the energy infrastructure fund.

There may be situations in which the Company and one of the Funds might invest in different instruments issued by the same company. Currently, this could occur where the Company provides second lien or mezzanine debt and one of the ACAS CLOs is participating as a syndicate member in providing first lien debt. It is possible that if the borrower’s financial performance and condition deteriorates such that one or both investments are or could be impaired, then the Company and AC LLC might face a conflict of interest given the difference in seniority of the respective investments. In such situation, the Company’s and AC LLC’s legal and compliance team would generally implement procedures to restrict communications between investment professionals regarding such investments, such as investment sharing barriers, so that, consistent with their fiduciary duties, those investment professionals are not conflicted when making decisions that are in the best interests of their respective clients.

The Company and AC LLC maintain investment committees that follow consistent processes for investment decisions. The investment committees are comprised of senior officers of the Company and/or AC LLC whose composition varies depending on the nature of the proposed investment. The members of the investment committees vote separately on behalf of each Fund, where applicable. The Applicants believe that this structure facilitates the detection and avoidance of potential conflicts of interest throughout the investment process as well as during the time a portfolio investment is held.

III.	REASONS FOR REQUEST

A.	The Growth and Increased Profitability of the Company

The Applicants believe that maintaining the registration of AC LLC as an investment adviser, allowing for the registration of AC Energy, ACEIGP, AC Debt, ACE3GP and ACEM3 as investment advisers, and maintaining a majority ownership of AC LLC’s membership interests, both a majority of voting rights and a majority of the economic interest, will enable the Company to continue to increase its earnings potential through AC LLC’s existing advisory business, as well as other potential advisory business, and maintain and, ultimately, increase the profitability of the Company. The Applicants further believe that maintaining and increasing assets under management in this manner is in the best interests of the Company and its stockholders because: (1) the profits derived from it benefit the Company’s stockholders; (2) AC LLC generally provides a predictable and relatively stable stream of fee-based revenue to the Company and the Company’s stockholders; (3) it provides the Company with additional diversification; and (4) as AC LLC’s assets under management grow, it could provide for increased profitability for the Company and its stockholders without a proportionate increase in expenses.

1.	Benefit to the Company’s Stockholders

Maintaining the registration of AC LLC as an investment adviser and maintaining a majority ownership of its membership interests will benefit the Company’s stockholders by allowing them to benefit from the investment advisory activities of AC LLC and any other future advisory clients of AC LLC without exposing them to the corresponding investment risks of those investment activities. As the assets under the management of AC LLC increase, the revenue generated by the advisory fees should also increase, and correspondingly, as the assets under management decrease due to negative investment performance or other factors, the revenue generated by the advisory fees should also decrease. Should revenue increase, it should, in turn, result in greater profits for the Company and its stockholders. Because the Company’s profits accrue to the benefit of its stockholders, they indirectly share in AC LLC’s profits. Although it is difficult to predict what future profits are likely to be, they will almost certainly continue to augment the profits earned by the Company currently.

2.	Stable Stream of Fee-Based Revenue

AC LLC further benefits the Company’s stockholders by generating a relatively stable stream of fee-based revenue. The growth of AC LLC’s assets under management should enhance the stream of fee-based revenue to the Company, which will enable the Company to continue to grow and diversify its investments, ultimately benefiting the Company’s stockholders. The creation of AC Energy, ACEIGP, AC Debt, ACE3GP and ACEM3 as additional registered investment advisers for certain new funds would further diversify AC LLC and, in turn, the Company.

3.	Increased Diversification of the Company’s Assets

The Funds have resulted in the Company’s creation of a broadly diversified portfolio of asset managers, and the addition of AC Energy, ACEIGP, AC Debt, ACE3GP and ACEM3 would allow the Company to further diversify. AC LLC thus diversifies the Company’s assets, which further benefits the Company’s stockholders.

4.	Increased Profitability

In addition to the immediate fee-based revenue from the Funds, the growth of AC LLC’s assets over time should generally reduce AC LLC’s operating expense ratios and, thus, generate more revenue for the Company. AC LLC’s operating expenses as a proportion of its revenues are likely to decline as AC LLC’s assets under management increase, because personnel and other operating expenses do not typically increase proportionately with increases in the amount of assets managed. The Company and AC LLC expect to use existing personnel in connection with AC LLC’s proposed management of three additional funds. AC LLC enables the Company and its stockholders to benefit from the economies of scale of a single organization and to take advantage of lower operating expenses. Over time, the Company’s stockholders should gain additional profitability without a proportionate increase in expenses.

In deciding to organize AC Energy, ACEIGP, AC Debt, ACE3GP and ACEM3 as new alternative asset managers, the Company’s management and its board considered each of the above factors and believe that ensuring the ability to continue to own and to continue to grow AC LLC is in the best interests of the Company’s stockholders and its business. Decisions regarding the disposition of AC LLC, the AC Subs and other investments held by the Company are made by the Company’s management, in consultation with the board as appropriate, and, accordingly, the Company has not submitted a vote to stockholders regarding its ongoing investment in AC LLC. In the absence of the requested exemptive relief, the Company could be left with the undesirable option of selling AC LLC’s current ownership interests in AC Energy, ACEIGP, AC Debt, ACE3GP and ACEM3 to an unaffiliated third party. Such a disposition would eliminate any opportunity for the stockholders of the Company to benefit from the potential increase in fees from the growth in its assets under management and further diversification of its portfolio. The Company currently provides information regarding its investment in AC LLC to its stockholders through its annual and periodic filings with the Commission and other public disclosure, as it does with its other significant investments. Any material risks to the Company and its business from the growth in its investment in AC LLC and the expected growth of AC LLC would also be identified and publicly disclosed.

B.	Preservation of the Company’s Corporate Structure

Registering AC LLC and the AC Subs as investment advisers and maintaining a majority ownership of their voting interests and economic interests by the Company is consistent with the corporate structure that the Company has pursued to date as described above. The organizational structure of the Company and its investment management affiliates enables the Company to expand its operations in an efficient manner while ensuring that the Funds receive the specialized investment management services necessary to help ensure successful performance. While the Company historically qualified as a RIC under Subchapter M of the Code, it determined that it no longer qualified as a RIC for its tax year ended September 30, 2011 because it did not meet the Code’s quarterly portfolio diversification requirements. Therefore, the Company has been subject to taxation as a corporation under Subchapter C of the Code for its tax years beginning October 1, 2010 and ending September 30, 2012. The Company has a net operating loss and net capital losses as of December 31, 2012 for income tax purposes. Under Subchapter C of the Code, the Company will be able to carry these losses forward to its succeeding tax years. In addition, while subject to Subchapter C of the Code, the Company will not be subject to the dividend distribution requirements applicable to RICs.

If the Company requalifies to be taxed as a RIC in future tax years and elects to be subject again to taxation under Subchapter M, the Company would be subject to the rules under Subchapter M, including those related to annual distribution requirements and the composition of its gross income and investments portfolio. This change in tax status does not affect the Company’s status as a BDC under the 1940 Act or its compliance with the portfolio composition requirements of that statute.

Prior to this status change in 2011, the Company complied with Subchapter M of the Code in order to qualify and, thus, be taxed as a RIC since its election to be regulated as a BDC under the 1940 Act. Taxation as a RIC relieves the Company of federal income tax on its net investment income and net realized capital gains, if any, to the extent that they are distributed to stockholders. The Code imposes a number of requirements with which the Company must comply in order to maintain its status as a RIC and receive pass-through tax treatment. Among these requirements is the requirement that at least 90% of the Company’s gross income be derived from, among other things, dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock or securities (the “90% test”).10 Income earned from investment advisory services conducted by the Company itself generally does not qualify as “good income” under the 90% test. Therefore, a fund desiring to maintain its status as a RIC must restrict the income it earns from the provision of advisory services to less than 10% of its gross income.

At present, AC LLC and its subsidiaries are treated as disregarded entities under the Code. The net income earned by AC LLC from advisory fees may be paid to the Company or retained by AC LLC, but as a disregarded entity all income earned by AC LLC is attributed to the Company, regardless of whether it is actually distributed to the Company. Under this current structure, income earned by AC LLC will likely not qualify as “good income” for purposes of the 90% test. In the future, if the Company re-qualifies as a RIC and if income derived from AC

[10]	See Code § 852(a)(1).

LLC increases to a degree that the Company risks failing to meet the 90% test and thereby losing its RIC status, AC LLC or any of its subsidiaries may elect to be taxed as a corporation under the Code. If AC LLC or any subsidiary were to become a corporation for tax purposes, those entities would be subject to tax as a C corporation and the income of those entities would not be treated as income of the Company. Moreover, any distributions which are treated as dividends paid by AC LLC to the Company would be treated as “gross income derived from dividends” for the purpose of the Code and qualify as “good income” for purposes of the 90% test. By being able to monitor the composition and amount of the income it reports from AC LLC and proactively taking steps to ensure compliance with the 90% test in this manner, the potential future status of the Company as a RIC under the Code should thus not be jeopardized regardless of the amount of investment advisory fees earned by AC LLC. Therefore, the existence of the Company’s majority ownership of the outstanding voting interests and economic interests of AC LLC is not only consistent with the business model the Company has developed to date, it also should not affect the Company’s ability to regain its RIC status should it choose to do so while increasing the earnings potential of the Company through the expanded provision of investment management services.

Accordingly, the Applicants believe that furthering the Company’s growth through the retention of AC LLC, without endangering the Company’s potential requalification as a RIC, is in the best interests of Company stockholders.

IV.	DISCUSSION OF AUTHORITY

A.	Section 6(c) of the 1940 Act

Section 6(c) of the 1940 Act authorizes the Commission to grant an exemption from any provision of the 1940 Act when an applicant can demonstrate that the proposal is in the public interest and consistent with the protection of investors. Section 6(c) provides that:

The Commission, …by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions, from any provisions of [the 1940 Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

B.	Section 12(d)(3) of the 1940 Act

Section 12(d)(3) of the 1940 Act provides that:

[i]t shall be unlawful for any registered investment company and any company or companies controlled by such registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser of an investment company or an investment adviser registered under title II of this Act, unless (A) such person is a corporation all the outstanding securities of which … are, or after such acquisition will be, owned by one or more registered investment companies; and (B) such person is primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, or any one or more of such or related activities, and the gross income of such person normally is derived principally from such business or related activities.

Section 60 of the 1940 Act states that Section 12 shall apply to a BDC to the same extent as if it were a registered closed-end investment company.

C.	Rule 12d3-1 under the 1940 Act

Rule 12d3-1 under the 1940 Act provides certain limited relief from the restrictions of Section 12(d)(3). In relevant part, Rule 12d3-1 provides that:

(a) Notwithstanding section 12(d)(3) of the Act, a registered investment company, or any company or companies controlled by such registered investment company (“acquiring company”) may acquire any security issued by any person that, in its most recent fiscal year, derived 15 percent or less of its gross revenues from securities related activities unless the acquiring company would control such person after the acquisition.

(b) Notwithstanding section 12(d)(3) of the Act, an acquiring company may acquire any security issued by a person that, in its most recent fiscal year, derived more than 15 percent of its gross revenues from securities related activities, provided that:

(1) Immediately after the acquisition of any equity security, the acquiring company owns not more than five percent of the outstanding securities of that class of the issuer’s equity securities;

Rule 12d3-1(c)(1) provides that, notwithstanding paragraphs (a) and (b) of the rule, the rule does not exempt the acquisition of a general partnership interest.

Since the Company expects that all of AC LLC’s gross revenues will be derived from “securities related activities” as defined in Rule 12d3-1, and since the Company will own a majority of the outstanding membership interests of AC LLC, the exemptions from Section 12(d)(3) under Rule 12d3-1(a) and (b) would not be satisfied by the Company’s continued ownership of, and investment of additional capital into, AC LLC. Further, the Company may not be able to rely on Rule 12d3-1(a) or (b) due to Rule 12d3-1(c)(1), because the Company’s ownership interest in AC LLC could be deemed tantamount to a general partnership interest within the meaning of Rule 12d3-1(c)(1), for which no relief is provided.

As more fully set forth below, the Applicants believe that the Company’s continued ownership and continued growth of its asset management business through AC LLC is consistent with the purposes of the 1940 Act, including the protection of investors, and appropriate in the public interest. In addition, the Commission has previously granted similar exemptive relief to registered closed-end investment management companies (a BDC is defined by the 1940 Act to be a closed-end investment company11) to allow those companies to establish an investment adviser subsidiary.12 Moreover, absent the limitations imposed by the 1940 Act, the Company would be permitted to engage directly in the activities to be conducted by AC LLC without the need for exemptive relief.

D.	Ownership of AC LLC is Consistent with the Purposes Fairly Intended by the 1940 Act’s Policies and Provisions

The legislative history of the 1940 Act does not specifically indicate the abuses intended to be eliminated by the prohibition against an investment company holding an interest in a registered investment adviser, except under limited circumstances. However, as noted by the Commission in Investment Company Act Release No. 19204 (Jan. 4, 1993) (proposing amendments to rule 12d3-1 under the 1940 Act, exempting investment in certain issuers in securities-related businesses from the prohibitions of Section 12(d) (3)), it appears that Congress had two purposes in adopting Section 12(d)(3):

First, Congress wished to limit, at least to some extent, the exposure of registered investment companies to entrepreneurial risks peculiar to securities related businesses… A second purpose appears to have been to prevent potential conflicts of interest and reciprocal practices… The provisions of the section generally are intended to prevent “pyramiding” and other cross-control situations which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers, whether or not these entities are affiliated persons of the companies.

The Company’s retention of its majority ownership of AC LLC does not present the concerns against which Section 12(d)(3) apparently was intended to safeguard, namely the entrepreneurial risks of securities related businesses and conflicts of interest and reciprocal practices. Evidence suggests that the prohibitions set forth within Section 12(d)(3) were intended, in part, to protect investment companies from making what were considered at the time to be risky investments.13 Specifically, the limitations imposed by Section 12(d)(3) were

[11]	See Section 2(a)(48), supra note 1.
[12]

Prior to May 1996, Baker Fentress & Company was both a registered closed-end management investment company and a registered investment adviser. Similarly, from 1974 to 1991, General American Investors Company, Inc. operated as both a registered closed-end management investment company and registered investment adviser.

[13]

See In the Matter of Pacific Coast Mortgage Company, 22 S.E.C. 829, at p. 832 (May 23, 1946) (“Manifestly, the rationale of Section 12(d)(3) which is obviously intended to prevent operating investment companies from engaging in diverse financial activities in conjunction with persons other than investment companies…”).

intended to limit the risk of a registered investment company’s exposure to the “‘entrepreneurial risks,’ or general liabilities, that are peculiar to securities related businesses.”14 Much of this concern stemmed from the fact that, in 1940, when Section 12(d)(3) was adopted, most securities related businesses were organized as privately held general partnerships.15 As a result, an investment in such a company would expose an investment company to the unlimited liabilities of a general partner.16

The risks presented by the form of organization of a securities-related business are no longer as germane as they were at the time of the adoption of Section 12(d)(3), because many formerly closely-held securities-related businesses have reorganized into structures that are characterized by limited liability in an effort to raise capital through the public capital markets. Based on data collected from the Investment Adviser Registration Depository (“IARD”) as of April 18, 2010, the vast majority (90.52%) of investment advisory firms were organized as either corporations or limited liability companies compared to a mere 3.23% of registered investment advisers that were organized as partnerships.17

AC LLC does not expose the Company’s stockholders to the risk of unlimited liability because AC LLC is organized as a limited liability company. Further, each of the AC Subs is organized as a limited liability company and a separate entity.

Section 12(d)(3) was further intended to prevent potential conflicts of interest and reciprocal practices between investment companies and securities related businesses, “which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers…”18 As with the 1940 Act in general, Section 12(d)(3) was an attempt to prevent situations in which brokers, securities dealers and other financial intermediaries were in a position to dominate investment companies. The Commission provided examples of such situations in the Report on the Study of Investment Trusts and Investment Companies (the “Investment Trust Study”).19 For example, the Commission was concerned that investment company sponsors, such as investment banks, were using affiliated investment companies as a receptacle for illiquid and distressed securities.20 It was also concerned that investment banks were using the investment companies to acquire securities that were subject to the investment banks’ underwriting endeavors in an effort to increase the banks’ underwriting capacity.21

[14]	See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities-Related Businesses, Investment Company Act Release No. 19716 at 6 (Sept. 16, 1993).
[15]	See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities-Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).
[16]	See Exemption for Acquisition by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 13725, 49 Fed. Reg. 2912 (Jan. 24, 1984) (According to the release, in 1940 most securities related businesses were organized as private partnerships and, thus, exposed investment company shareholders to the entrepreneurial risks associated with general partnership interests in those securities related businesses.).
[17]	Evolution-Revolution: A Profile of the Investment Adviser Profession (2010) (45.71% of all registered investment advisers were organized as corporations and 44.81% were organized as limited liability companies). 15 U.S.C. § 80a-1(b)(2) (1940).
[18]	15 U.S.C. § 80a-1(b)(2) (1940).
[19]	H.R. Doc. N. 707, 75th Cong., 3d Sess. (1938).
[20]	Id. Part I, at 76-77.
[21]	Id.

Further, the procedures and policies that the Company has adopted with respect to AC LLC and the methods of operations proposed will ensure that the Company will continue to be operated and managed in the interests of its stockholders and that ownership by it of AC LLC will otherwise be consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. AC LLC is registered as an investment adviser under the Advisers Act and maintains formal policies and procedures related to its operations (including appointing a chief compliance officer), which are designed to ensure that management of AC LLC is conducted in the best interests of the Funds, as well as the shareholders of AC LLC.

Another problematic practice that Section 12(d)(3) was intended to address is commonly referred to as “propping.” Propping occurred where a securities related business was in a position to exercise control and influence over an investment company and took advantage of this position to advance its own pecuniary interests by forcing the investment company to purchase or otherwise acquire the outstanding securities of the affiliated securities related business, regardless of the value to the investment company, in an effort to “prop” up the value of the affiliate’s stock. As discussed in the Investment Trust Study, bank sponsored investment companies were particularly susceptible to propping.22

As early as 1964, however, the Commission recognized that the operation of Section 12(d)(3) was counterproductive under certain circumstances and unduly limited the investment options of investment companies.23 As operating companies and other non-securities related businesses acquired securities firms with more regularity in the early 1960s, it became clear that the literal application of Section 12(d)(3) was harming investment companies and denying their shareholders investment opportunities by preventing them from investing in large operating companies such as General Electric, Sears, Roebuck, and General Motors, which owned or controlled financial intermediaries such as broker-dealers, investment advisers, underwriters and insurance companies.24

The Applicants do not believe that AC LLC’s ownership of AC Energy, ACEIH, AC Debt, ACE3GP and ACEM3 present the potential for the type of abuse intended to be eliminated by the provisions of Section 12(d)(3).25 Propping and overreaching should not be a concern in the case of an adviser that is a downstream affiliate of a BDC. As discussed previously, the

[22]

Id. Part III, at 131 (“Following the market crash of October of 1929, the funds of the Chatham Phenix Allied Corporation were utilized to support the market price of the stock of Chatham Phenix National Bank & Trust Company.”).

[23]

See Adoption of Rule 12d-1 to Provide Conditional Exemption of Certain Purchases or Acquisitions of Securities from the Prohibitions of Section 12(d)(3) of the Investment Company Act of 1940, Investment Company Act Release No. 4044 (Sept. 4, 1964) (hereinafter “Release 4044”).

[24]	See id.
[25]

This is particularly true given that the Company, absent any concerns about its status as a RIC under Subchapter M of the Code, could engage directly in the same investment management business proposed to be engaged in by AC LLC.

Company is a well-established and financially successful BDC, which has an extensive investment schedule of portfolio companies. As a result, AC LLC remains, as a registered investment adviser, but a single component of a much larger organization, and is not in a position to exercise control or influence over the Company. Similarly, because the Company would only sell a minority interest in AC LLC in a private transaction, there will be no publicly-traded securities to “prop” up.

Moreover, because the Company expects to continue to operate as an internally-managed BDC, it will not be dependent on AC LLC for the provision of investment advice or other services. In addition, while the Company’s intent is for AC LLC to continue its growth and success, which, in turn inures to the benefit of the Company’s stockholders, the Company’s financial success will not be dependent upon AC LLC’s success.

On several occasions, the Commission has recognized that some of the concerns that apparently led to the adoption of Section 12(d)(3) are no longer relevant due to the development and advancement of the securities industry. On each of these occasions, the Commission determined that the restrictions imposed by Section 12(d)(3) were overly restrictive and warranted certain exemptive relief. In 1964, the Commission adopted Rule 12d-1, which is now Rule 12d3-1, exempting certain acquisitions from the provisions of Section 12(d)(3).26 The Commission later substantively amended Rule 12d3-1 in 198427 and 1993.28

Allowing the Company to grow its asset management business through its investment in AC LLC is consistent with the general intent behind the adoption of Rule 12d3-1. When Rule 12d3-1 was adopted in its original form in 1964, the Commission noted that “[i]t appears to the Commission that under certain circumstances the provisions of Section 12(d)(3) operate to reduce the range of securities that investment companies may select for and hold in their portfolios.”29 The Commission further noted that “[i]t appears to the Commission that where the conditions set forth in the Rule are satisfied it is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to permit registered investment companies to acquire and hold such investment interests.”30

Thus, in adopting Rule 12d3-1, the Commission was attempting to reduce the restrictions on investment company investments in companies engaged in securities related activities, as long as such reductions did not come at the expense of investor protection. As is noted above, Section 12(d)(3) was intended to protect investors, in part, by limiting entrepreneurial risks and by preventing potential conflicts of interest and reciprocal practices between investment companies and securities-related businesses.

[26]	See Release 4044, supra note 21.
[27]

See Exemption of Acquisitions by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 14036 (July 13, 1984).

[28]	See Investment Company Act Release No. 19716 supra note 12.
[29]	See Release 4044, supra note 20.
[30]	See Release 4044, supra note 20.

In the present case, the Applicants are requesting that the Commission allow the Company to continue to expand its asset management platform by creating three new registered investment advisers under AC LLC. AC LLC engages in the same business as the Company, but with a primary focus on alternative asset management and REIT management. Given the clear differences in, and complementary nature of, the two business models, the Applicants submit that this does not raise the issues regarding entrepreneurial risk and conflicts of interest and reciprocal practices that Section 12(d)(3) was designed to prevent.

The Applicants believe that an exemption from Section 12(d)(3) is warranted where a BDC maintains majority ownership of a registered investment adviser. It will permit the Company to continue to realize the increase in the value of a company in which it has invested considerable resources. Allowing the Company to maintain indirect ownership of AC Energy, ACEIGP, AC Debt, ACE3GP and ACEM3 is both consistent with the purposes fairly intended by the 1940 Act’s policies and provisions, and advances the primary purpose behind the legislation that created BDCs by amending the 1940 Act in 1980 – namely, “to raise funds from both public and private sources and remove unnecessary statutory impediments to their entrepreneurial activities…; [and to] encourage increased cooperation… to promote capital formation.”31 Further, as previously noted, if the requested relief is not granted, the Company will be forced to cause AC LLC to dispose its current membership interests in AC Energy, ACEIGP, AC Debt, ACE3GP and ACEM3 prior to registering each with the Commission as an investment adviser, as required.

As a condition to the Applicants’ requested relief, the Company will not dispose of any of its membership interests in AC LLC if, as a result, the Company would own, directly or indirectly, 50 percent or less of the outstanding voting interests or economic interests of AC LLC unless the Company disposes of 100 percent of its membership interests in AC LLC in order to prevent the Company from becoming a minority owner of AC LLC. This condition is designed to ensure that the Company will retain unfettered control over AC LLC, including the power to control any activities or policies of AC LLC that affect the Company. It protects the Company from potential conflicts of interest and reciprocal practices by making it impossible for the Company to become a minority owner of AC LLC.

Further, as a condition to the Applicants’ requested relief, the board of directors of the Company will review at least annually the investment management business of the Company and AC LLC in order to determine whether the benefits derived by the Company warrant the continuation of the ownership by the Company of AC LLC and, if appropriate, will approve (by at least a majority of the directors of the Company who are not “interested persons” of the Company as defined by the 1940 Act) at least annually, such continuation.

[31]	S. Rep. 96-958, 96th Cong., 2d. Sess. at 3 (1980).

E.	The Commission Has Previously Granted Relief to Permit Registered Investment Companies to Own Significant Interests in Registered Investment Advisers

In addition to the Applicants’ exemptive relief under the March 2012 Order and certain other recent exemptive relief granted by the Commission to BDCs and their subsidiaries,32 the Commission has previously granted similar exemptive relief to permit registered investment companies to establish an investment adviser subsidiary. For example, The Vanguard Group, Inc. (“TVGI”) obtained exemptive relief to permit the Vanguard Funds to acquire and capitalize TVGI, which became a registered investment adviser in August 1976.33 In contrast to the relief requested by the Vanguard Funds, the facts presented in this Application pose a less complicated relationship between the Company and AC LLC that do not give rise to many of the concerns addressed in the requests for relief and subsequent orders issued to the Vanguard Funds. Such concerns largely stemmed from the fact that TVGI was and is responsible for providing advisory, administrative and distribution services to the Vanguard Funds. Furthermore, the need for the relief requested is even more compelling in the present request for relief than that presented in the Vanguards Funds application because there, no harm would come to the Vanguard Funds if relief were not granted because the relationship was, at that point, theoretical. In contrast, the relationship between the Company and AC LLC is currently existing and well-established and, as noted above, if the relief is not granted, there will be actual harm to the Company and, thus, the Company’s stockholders.

Particularly relevant to this request is the fact that the Commission has previously granted similar relief to permit internally managed closed-end investment companies, which are functionally and structurally similar to the Company, to establish investment adviser subsidiaries.34 All but two of the previous requests involved a situation in which the subsidiary would provide advisory services to the parent following the complete or partial externalization of the closed-end fund’s management function.35 This request for relief set forth herein does not

[32]

See Ares Capital Corporation, Ares Capital Management LLC, and Ivy Hill Asset Management, L.P., Investment Company Act Release Nos. 29977(March 9, 2012)(notice) and 30024 (March 30, 2012)(order) (permitting Ares Capital Corporation continue to own (directly or indirectly) up to 100% of the outstanding equity interests of and make additional investments in Ivy Hill Asset Management, L.P.); and Kohlberg Capital Corporation, Investment Company Act Release Nos. 299756 (March 5, 2012)(notice) and 30011 (March 27, 2012)(order) (permitting Kohlberg Capital Corporation and certain of its wholly owned holding companies to continue to hold a greater than 50% equity interest in certain investment advisers and special purpose subsidiaries).

[33]

See Investment Company Act Release Nos. 8644 (Jan. 17, 1975)(notice) and 8676 (Feb. 18, 1975)(order)(permitting the Vanguard Funds to acquire and capitalize TVGI, and internalize their corporate administrative functions); Investment Company Act Release Nos. 9616 (Jan. 19, 1977)(notice) and 9664 (Mar. 4, 1977)(order)(permitting the Funds to continue to acquire shares of TVGI after TVGI registered as an investment adviser).

[34]

See General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980)(notice) and 11396 (Oct. 10, 1980)(order)(by the Commission); PMC Capital, Inc., Investment Company Act Release Nos. 19823 (Oct. 29, 1993) (notice) and 19895 (Nov. 23, 1993)(order)(pursuant to delegated authority); and Baker, Fentress & Company, Investment Company Act Release Nos. 21890 (April 15, 1996)(notice) and 21949 (May 10, 1996)(order)(pursuant to delegated authority).

[35]	The investment adviser subsidiary of PMC Capital, Inc. was organized for the purpose of providing advisory services to a REIT organized by PMC Capital, Inc.

present the same potential for conflicts of interest and reciprocal practices between investment companies and the investment adviser subsidiaries that were addressed in the previous requests for similar relief largely because AC LLC will not serve as an investment adviser to the Company.

In 1996, the Commission issued an order to Baker, Fentress & Company, et al. (“Baker Fentress”), a registered, internally managed closed-end fund and registered investment adviser, to permit it to purchase all of the stock of John A. Levin & Co., Inc. (“LEVCO”), a registered investment adviser. Following the acquisition, the order further permitted LEVCO to, among other things, continue to operate and advise certain private investment companies structured as limited partnerships.

Baker Fentress sought to generate growth by increasing the assets under management, but was constrained by Code limitations. Baker Fentress formed a wholly owned subsidiary to acquire LEVCO (with its established investment management business and its two wholly owned subsidiaries, one of which was a broker-dealer). LEVCO was then merged into the wholly owned subsidiary and LEVCO’s registered investment adviser’s wholly owned subsidiaries became wholly owned subsidiaries of the newly formed Baker Fentress subsidiary, New LEVCO. Upon completion of acquisition and merger, Baker Fentress expected that it would externalize the management of one of its portfolios to New LEVCO in addition to its management of the former LEVCO advisory clients.

Because New LEVCO would be Baker Fentress’ investment adviser following the acquisition and merger, it was necessary for the Commission to grant an exemption from Section 2(a)(19), so that Baker Fentress’ directors would not be deemed to be “interested” persons of Baker Fentress solely because of Baker Fentress’ ownership of New LEVCO. As stated previously, the Applicants’ request for exemptive relief does not raise this issue because AC LLC will not be responsible for advising the Company. In addition, because of the nature of the transactions involved, it was necessary for Baker Fentress to request relief from Section 17 as well. The Applicants’ request for relief does not raise any Section 17 or, for that matter, Section 57 concerns because Rule 57b-1 generally exempts transactions with a downstream affiliate of the Company like AC LLC. Lastly, the Baker Fentress exemptive application requested an exemption from Section 2(a)(3)(D) so that the limited partners of the private investment company partnerships, which were to be operated and advised by New LEVCO following the acquisition and merger of LEVCO, would not be deemed to be affiliated persons of Baker Fentress solely because of their status as limited partners. The Company’s ownership of AC LLC does not raise similar concerns.

While the PMC Capital, Inc., General American Investors Company, Inc., and Broad Street Investing Corporation requests for exemptive relief are largely similar to the Applicants’ request, they each involved additional facts or circumstances that necessitated additional relief similar to the Baker Fentress application. The General American Investors Company, Inc.36 and Broad Street Investing Corporation exemptive requests both involved the complete or partial externalization of internal management functions of internally-managed funds to the newly

[36]	See, General American Investors Company, Inc., Investment Company Act Release Nos. 18277 (Aug. 19, 1991) (notice) and 18322 (Sept. 17, 1991) (order) (this order amended the order issued in 1980).

formed investment adviser subsidiaries of the funds in question.37 The PMC Capital, Inc. request for relief proposed that PMC Capital, Inc. and the REIT advised by PMC Capital, Inc.’s newly formed investment adviser subsidiary would enter into a loan origination agreement, which raised the specter of a joint enterprise or other joint arrangement under Section 17(d). This request for relief does not raise these additional concerns, but it does include many of the same protective conditions included in these prior exemptive relief requests. Therefore, this request should present a stronger case in support of granting exemptive relief.

F.	Maintaining Ownership of AC LLC is Consistent with the Protection of Investors

Allowing the Company to grow its asset management business through its investment in AC LLC is not only consistent with the protection of investors, it benefits the Company’s stockholders. Holding and continuing to invest in AC LLC following its registration as an investment adviser ensures that the economic benefit to be derived from its operations will exclusively benefit the stockholders of the Company. In so doing, it continues the business model of capturing advisory revenues from managing the Funds the Company has developed in recent years.

In addition, growth is essential to the Company’s ability to retain and attract highly qualified personnel, either as employees of the Company or of AC LLC. AC LLC’s assets under management and the additional revenue assist the Company in providing financial incentives to attract and retain qualified personnel. The retention of such personnel, in turn, will help to ensure the success of the Company.

AC LLC will also not subject the Company’s stockholders to additional risks. In addition, the Company is insulated from losses in connection with AC LLC’s business beyond the amount of its capital investment because of AC LLC’s status as a separate entity. Therefore, from the perspective of the Company’s stockholders, the Company’s direct ownership of AC LLC should be viewed no differently than the Company’s investments in AC LLC and the AC Subs prior to their registration as investment advisers or investments in portfolio companies.

G.	Allowing the Company to Continue to Hold AC LLC is Appropriate in the Public Interest

Section 6(c) of the 1940 Act provides in pertinent part that the Commission by rule, regulation or order may exempt any person or transaction or any class of persons or transactions from any provision of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

The Applicants believe that this request is both necessary and appropriate in the public interest and consistent with the protection of investors because the Company’s continued success

[37]

See General American Investors Company, Inc., Investment Company Act Release Nos. 18277 (Aug. 19, 1991)(notice) and 18322 (Sept. 17, 1991)(order)(by the Commission) (This order amended the order issued in 1980), and Broad Street Investing Corporation, et al., Investment Company Act Release Nos. 7071 (March 16, 1972)(notice) and 7117 (April 4, 1972)(order) (pursuant to delegated authority).

as a BDC is furthered by increasing the amount and diversification of the assets under its management, while capitalizing on its niche skill set. Such growth is important to the Company’s continued success.

The Applicants further submit that Section 12(d)(3) should not prevent the Company’s stockholders from realizing the substantial benefits to be obtained through the Company’s continuing ownership and diversification of AC LLC.

The Applicants also believe that the requested relief does not pose the concerns meant to be addressed by Section 12(d)(3) and furthers the purposes of BDCs, in general. As mentioned previously, the 1940 Act was amended in 1980 in part “to facilitate the activities of business development companies, [and] to encourage the mobilization of capital for new, small and medium-size and independent business…”38 This Congressional intent will be furthered by permitting the Company to continue to invest in AC LLC.

The Company is merely continuing to develop AC LLC. In addition, the Company will be able to leverage its investment knowledge to support the growth of AC LLC. If the requested relief is not granted, AC LLC may be forced to seek to dispose of its interests in AC Energy, ACEIGP, AC Debt, ACE3GPand ACEM3 or otherwise will not be able to raise additional funds under its management, thus causing substantial economic harm to the Company and its stockholders by preventing the Company from preserving the value of its existing investment in AC LLC and the growth potential associated with forming three new asset managers.

H.	Conclusion

For the foregoing reasons, the Applicants respectfully request that the Commission revise the March 2012 Order under Section 6(c) of the 1940 Act for the purpose of permitting AC LLC to continue to own AC Energy, ACEIGP, AC Debt, ACE3GPand ACEM3 as described in this Application, on the basis that such ownership is in the best interests of the Company and its stockholders and that requiring AC LLC to sell its ownership interest in AC Energy, ACEIGP, AC Debt, ACE3GP and ACEM3 or have the Company cease development of potential new funds (the probable outcome if such order is not granted) would cause substantial economic harm to the Company’s stockholders.

[38]	Small Business Investment Incentive Act of 1980, Pub. L.No. 96-477, 94 Stat. 2275 (Oct. 21, 1980).

V.	CONDITIONS

Applicants agree that the Order of the Commission granting the requested relief shall be subject to the following conditions:

1.	The Company will not dispose of the interests of AC LLC or an AC Sub if, as a result, the Company would own, directly or indirectly, 50 percent or less of the outstanding voting interests or economic interests of AC LLC or the AC Sub unless the Company disposes of 100 percent of its membership interests in AC LLC or the AC Sub.

2.	The board of directors of the Company will review at least annually the investment management business of the Company, AC LLC and the AC Subs in order to determine whether the benefits derived by the Company warrant the continuation of the ownership by the Company of AC LLC and the AC Subs and, if appropriate, will approve (by at least a majority of the directors of the Company who are not “interested persons” of the Company as defined by the 1940 Act) at least annually, such continuation.

VI.	THE DELEGATED AUTHORITY OF THE DIVISION OF INVESTMENT MANAGEMENT

The Applicants submit that the Division of Investment Management has delegated authority to issue a notice with respect to this Application, and, assuming no hearing is requested, to issue the requested Order. The Commission’s Regulation 30-5 under the Exchange Act provides, in pertinent part, that the Director of the Division of Investment Management has delegated authority from the Commission, except as otherwise provided in that regulation:

“to issue notices… with respect to applications for orders under the Act and the rules and regulations thereunder and… where, upon examination, the matter does not appear to the Director to present significant issues that have not been previously settled by the Commission or to raise questions of fact or policy indicating that the public interest or the interest of investors warrants that the Commission consider the matter.”39

Reg. § 200.30-5(a)(1)

Corresponding authority is delegated to authorize the issuance of orders where a notice has been issued, no request for a hearing has been received, the Director believes that the matter presents no significant issues that have not been previously settled by the Commission, and it does not appear to the Director to be necessary in the public interest or the interest of investors that the Commission consider the matter.40

The Applicants submit that the relief requested presents no significant issues that have not previously been the subject of exemptive relief, including a number of orders in which that relief was itself granted pursuant to delegated authority.

[39]	Reg. § 200.30-5(a)(1).
[40]	Reg. § 200.30-5(a)(2).

VII.	AUTHORIZATION

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit A. The filing of this Application for the Order sought hereby and the taking of all actions reasonably necessary to obtain the relief requested herein was authorized by resolutions duly adopted by the Company’s board on March 10, 2011 (attached as Exhibit B).

All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Company, AC LLC, ACMM, ACEIH, ECFSG, ACLFM and ACEMH by the undersigned have been complied with and the undersigned are fully authorized to do so and have duly executed this Application on this 15th day of August, 2013.

AMERICAN CAPITAL, LTD.

By:	/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President,
General Counsel and Secretary

AMERICAN CAPITAL ASSET MANAGEMENT, LLC

By:	/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President and Secretary

AMERICAN CAPITAL MORTGAGE MANAGEMENT, LLC

By:	/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President and Secretary

EUROPEAN CAPITAL FINANCIAL SERVICES (GUERNSEY) LIMITED

By:	/s/ Samuel A. Flax
Samuel A. Flax
Director

AMERICAN CAPITAL ENERGY & INFRASTRUCTURE MANAGEMENT, LLC

By:	/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President and Secretary

AMERICAN CAPITAL LEVERAGED FINANCE MANAGEMENT, LLC

By:	/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President and Secretary

AMERICAN CAPITAL EQUITY MANAGEMENT, LLC

By:	/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President and Secretary

EXHIBIT INDEX

Description	Exhibit	Page No.

Verifications	A	32

Resolutions of the American Capital, Ltd. Board of Directors Adopted March 10, 2011	B	39

EXHIBIT A

VERIFICATIONS

State of Maryland	)
	)	ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated August 15, 2013, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of American Capital, Ltd.; that he is the Executive Vice President, General Counsel and Secretary of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President,
General Counsel and Secretary

Subscribed and sworn before me, a notary public, this 15th day of August, 2013.

/s/ Pamela Powell
Name: Pamela Powell
My Commission Expires: August, 28, 2014
[Official Seal]

VERIFICATIONS

State of Maryland	)
	)	ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated August 15, 2013, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of American Capital Asset Management, LLC; that he is the Executive Vice President and Secretary of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President and Secretary

Subscribed and sworn before me, a notary public, this 15th day of August, 2013.

/s/ Pamela Powell
Name: Pamela Powell
My Commission Expires: August, 28, 2014
[Official Seal]

VERIFICATIONS

State of Maryland	)
	)	ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated August 15, 2013, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of American Capital Mortgage Management, LLC; that he is the Executive Vice President and Secretary of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President and Secretary

Subscribed and sworn before me, a notary public, this 15th day of August, 2013.

/s/ Pamela Powell
Name: Pamela Powell
My Commission Expires: August, 28, 2014
[Official Seal]

VERIFICATIONS

State of Maryland	)
	)	ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated August 15, 2013, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of European Capital Financial Services (Guernsey) Limited; that he is Director of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel A. Flax
Samuel A. Flax
Director

Subscribed and sworn before me, a notary public, this 15th day of August, 2013.

/s/ Pamela Powell
Name: Pamela Powell
My Commission Expires: August, 28, 2014
[Official Seal]

VERIFICATIONS

State of Maryland	)
	)	ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated August 15, 2013, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of American Capital Energy & Infrastructure Management, LLC; that he is Executive Vice President and Secretary of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel A. Flax
Samuel A. Flax
Director

Subscribed and sworn before me, a notary public, this 15th day of August, 2013.

/s/ Pamela Powell
Name: Pamela Powell
My Commission Expires: August, 28, 2014
[Official Seal]

VERIFICATIONS

State of Maryland	)
	)	ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated August 15, 2013, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of American Capital Leveraged Finance Management, LLC; that he is Executive Vice President and Secretary of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel A. Flax
Samuel A. Flax
Director

Subscribed and sworn before me, a notary public, this 15th day of August, 2013.

/s/ Pamela Powell
Name: Pamela Powell
My Commission Expires: August, 28, 2014
[Official Seal]

VERIFICATIONS

State of Maryland	)
	)	ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated August 15, 2013, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of American Capital Equity Management, LLC; that he is Executive Vice President and Secretary of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel A. Flax
Samuel A. Flax
Director

Subscribed and sworn before me, a notary public, this 15th day of August, 2013.

/s/ Pamela Powell
Name: Pamela Powell
My Commission Expires: August, 28, 2014
[Official Seal]

EXHIBIT B

AMERICAN CAPITAL, LTD. (the “Corporation”)

RESOLUTIONS OF THE BOARD OF DIRECTORS

RESOLUTIONS ADOPTED March 10, 2011

WHEREAS, the Corporation currently owns 100% of the membership interests of American Capital, LLC (“AC LLC”);

WHEREAS, the Board anticipates that AC LLC will be required to register as an investment adviser with the SEC pursuant to the Private Fund Investment Advisers Registration Act of 2010;

WHEREAS, the Board believes that the ability to continue to own and invest in AC LLC is in the best interests of the Corporation and its stockholders;

WHEREAS, the continued ownership of and investment in a registered investment adviser may require certain exemptive relief from certain provisions of the Investment Company Act of 1940, which relief must be obtained from the SEC; and

WHEREAS, the Board has reviewed the Exemptive Application for an order of the SEC granting exemption from certain applicable provisions of the 1940 Act to permit the Corporation to continue to own and invest in a registered investment adviser.

NOW, THEREFORE, BE IT RESOLVED, that the Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form as has been previously provided to and considered by the Board, together with such changes therein and modifications thereto as are determined necessary, advisable or appropriate by any of the Officers; and be it

FURTHER RESOLVED, that the Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and be it

FURTHER RESOLVED, that all acts and things previously done by any of the Officers, on or prior to the date hereof, in the name and on behalf of the Corporation in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Corporation; and be it

FURTHER RESOLVED, that each of the Chairman of the Board, the Chief Executive Officer, any President, any Executive Vice President, any Senior Vice President or any Vice President in the Finance, Accounting and Legal Departments of this Corporation (each an

“Officer”) acting singly hereby is authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.